FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2026

Robert Ventures Holdings LLC

Commission File No. 024-12331

Delaware
(State or other jurisdiction of incorporation or organization)

E.I.N.: 88-2522056

2810 N. Church St. #28283
Wilmington, Delaware 19802
Office: (302) 404-6341
Email: ir@robertventures.com

With a copy to:
Arden Anderson, Esq.
Solon Law, PC
550 W. B Street, 4th Floor, #1913
San Diego, CA 92101
arden@solonlaw.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semiannual report on Form 1-SA of Robert Ventures Holdings LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors described in our offering circular and the other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Unless the context otherwise requires or indicates, references in this Semiannual Report on Form 1-SA to "us," "we," "our," "ours," "RVH" or the "Company" refer to Robert Ventures Holdings LLC, a Delaware limited liability company, and its consolidated subsidiaries KS OBX LLC, a North Carolina limited liability company in which the Company holds a 70% interest, and RV Digital LLC, a wholly owned subsidiary. You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited consolidated financial statements and the related notes included elsewhere in this Semiannual Report, and with our audited consolidated financial statements for the years ended December 31, 2025 and 2024, as restated, included in our Amended Annual Report on Form 1-K/A filed on October 15, 2026. As described in Item 2 and in Note 2(m), the financial statements included in the Annual Report on Form 1-K filed on April 28, 2026 and in the Semiannual Report on Form 1-SA filed on October 1, 2025 should no longer be relied upon. The December 31, 2025 balance sheet and the comparative amounts for the six months ended June 30, 2025 in this report are presented on the restated basis, and the restated financial statements for the six months ended June 30, 2025 are included in our Amended Semiannual Report on Form 1-SA/A filed on October 20, 2026.

General

Robert Ventures Holdings LLC was formed on May 3, 2022, as a Delaware limited liability company. The Company engages in strategic investments in real estate and digital assets. Through KS OBX LLC, the Company acquires land, primarily in the Outer Banks region of North Carolina, for the development and construction of entry-level single-family homes. Through RV Digital LLC, the Company acquires digital assets held in secure custody with BitGo. The Company is managed by Robert Ventures LLC (the "Manager").

Results of Operations

The following discussion of results of operations refers to the six months ended June 30, 2026 compared to the six months ended June 30, 2025. The comparative figures for the six months ended June 30, 2025 are presented in the format of the Company's restated audited financial statements for the year ended December 31, 2025, which differs in certain captions and subtotals from the compiled financial statements included in the Company's semiannual report filed on October 1, 2025, and have been restated on the same basis as those audited financial statements: interest on the note payable to Mark Robert has been accrued, the net loss has been attributed between the Company and the noncontrolling interest by reference to the results of KS OBX LLC, the Company's digital assets have been remeasured at fair value, and the cash flows from real estate sales and the related loan repayments have been presented gross; see Item 2 and Note 2(m).

Revenue. Sales of real estate are presented as net realized gains, consistent with the Company's restated audited financial statements, and the Company's results of operations are driven by those gains (losses) and by net unrealized gains (losses) arising from the fair value remeasurement of its digital assets. The unrealized amounts are recognized in earnings but are not realized in cash during the period. For the six months ended June 30, 2026, the Company recorded a net investment loss of $275,593, compared to a net investment gain of $225,843 for the six months ended June 30, 2025. During the 2026 period the Company sold one property (Lots 22 and 23, Buccaneer Drive) for $78,000; because the excess of the carrying amount of those lots over the net proceeds of $71,507 was recognized as an impairment loss of $36,524 in the restated financial statements for the year ended December 31, 2025, no gain or loss arose on the sale in 2026. The Company recorded a non-cash net unrealized loss of $275,593 on its digital assets as the market prices of Bitcoin and Ether declined. In the 2025 period the Company recognized a net realized gain of $159,355 on sales of real estate and held its digital assets for only part of the period.

Operating Expenses. Total operating expenses were $163,458 for the six months ended June 30, 2026, compared to $178,908 for the six months ended June 30, 2025. The decrease was driven principally by lower advertising and promotion costs of $80,232 (down from $110,369), partially offset by higher dues and subscriptions of $18,403 (up from $9,228) for software platforms and higher legal and professional fees of $17,550 (up from $9,195). Contract labor was $39,082 (down from $42,677). Storage fees for digital assets were $7,194 (up from $6,692). Substantially all of the Company's operating costs are incurred by the Manager and charged to the Company; see Note 2(j).

Other Income and Expense. Staking income and other income was $1,729 for the six months ended June 30, 2026, compared to $4,620 for the six months ended June 30, 2025, which included a forfeited deposit of $4,000. Interest expense increased to $135,619 from $90,519, reflecting a larger outstanding bond balance and a full six months of interest on the Valiant Builder Finance loan, which originated on June 3, 2025. Interest expense in each period includes $4,847 accrued on the note payable to Mark Robert, which is payable at the maturity of that note in 2030; see Note 9. No amortization expense was recorded in the 2026 period because the Company's deferred offering costs were fully amortized at December 31, 2025, compared to $17,600 in the 2025 period.

Net Loss. Net loss was $572,941 for the six months ended June 30, 2026, compared to $56,564 for the six months ended June 30, 2025. The net loss attributable to the Company was $533,316 and the net loss attributable to our noncontrolling interest was $39,625. The increase in net loss was principally the result of the $275,593 unrealized loss on digital assets, the absence of the $159,355 gain on sales of real estate and the $66,488 unrealized gain on digital assets recognized in the prior period, and higher interest expense.

Liquidity and Capital Resources

As of June 30, 2026, the Company had cash and cash equivalents of $12,701, compared to $27,795 as of December 31, 2025, and held a further $50,000 of U.S. dollars in its custodial account at BitGo pending settlement of digital asset trades, presented separately as cash held at digital asset custodian. As of June 30, 2026, the Company's liabilities due within twelve months exceeded its cash and other current assets, and the Company had a total members' deficit of $593,000.

The net decrease in cash during the six months ended June 30, 2026 resulted from net cash used in operating activities of $185,599 and net cash used in investing activities of $163,168, offset by net cash provided by financing activities of $333,673. Investing activities consisted of net proceeds of $71,507 from the sale of real estate, $27,675 of additions to real estate investments, $157,000 of Bitcoin purchases, and $50,000 placed with the Company's digital asset custodian. Financing activities consisted of $402,100 of bond proceeds and $41,506 of bond interest reinvested in bonds payable (presented as if paid and reinvested, consistent with the Company's audited financial statements), less $117,000 of bond redemptions; $4,000 of additional construction loan proceeds less $108,044 of note repayments; and member contributions of $131,111 less $20,000 returned to a member during the period.

We have primarily financed our operations through member contributions, the sale of bonds under our Regulation A offering, and secured real estate loans. As of June 30, 2026, the Company had 137 bonds outstanding with an aggregate principal balance of $1,428,610, and notes payable of $1,433,560, comprising principal of $1,389,589 (of which $1,194,102 is secured by real estate) and $43,971 of accrued interest on the note payable to Mark Robert. The notes include the $450,000 Valiant Builder Finance note, whose original maturity was March 3, 2026, and the $500,000 Stone Bay Holdings note, which matured on August 9, 2026. The Valiant note has been extended by the lender in three-month steps, on payment of a $2,250 extension fee for each step, to December 3, 2026, and the lender has confirmed in writing that no further extension is available after that date. The Stone Bay Holdings lender has confirmed in writing that the note may remain outstanding at its 15% rate until September 1, 2027 and that it expects repayment from the proceeds of the sale of 41697 Pony Pasture Drive. Following the termination of the Lot 4 contract described below, management intends instead to repay the Stone Bay Holdings note from the proceeds of the sale of Lot 9 and, to the extent necessary, of the Company's other properties; the lender has not confirmed that change. See Notes 5, 8 and 12.

Effective September 23, 2026 the Company suspended its Regulation A bond offering and does not intend to resume it; see Note 12. The offering had been the Company's principal source of new funds. For the next twelve months, the Company expects its primary sources of liquidity to be the proceeds of the sale of its completed homes, one of which was under contract as of the date of this report with settlement scheduled for October 21, 2026, the sale of digital assets, and, if needed, additional member contributions. The Manager has confirmed in writing that it will not require repayment of the amount due to it before October 31, 2027. Anticipated primary uses of cash include repaying the Valiant Builder Finance loan at its December 3, 2026 maturity and the Stone Bay Holdings loan from home-sale proceeds and, if required, from the sale of digital assets, servicing the remaining debt, funding operating costs, and meeting bond redemption requests as lockup periods expire. As of June 30, 2026, bonds with an aggregate principal of $72,500 were past their lockup period, and bonds with an aggregate principal of $242,000 will complete their lockup period during the twelve months ending June 30, 2027. See Note 8 regarding the substantial doubt about the Company's ability to continue as a going concern.

Our capital requirements going forward will consist of financing our operations until we are able to generate proceeds from asset sales and investment returns adequate to equal or exceed our ongoing operating expenses and debt service. There are no commitments in place for new financing and there can be no assurance that we will be able to obtain funds on commercially acceptable terms, if at all. We expect to have ongoing needs for operations and debt service. To that end, we may be required to raise additional funds through equity or debt financing. However, there can be no assurance that we will be successful in securing additional capital. If we are unsuccessful, we may need to (a) initiate cost reductions; (b) forego business development opportunities; (c) seek extensions of time to fund our liabilities, or (d) seek protection from creditors.

In addition, if we are unable to generate adequate cash from operations, and if we are unable to find sources of funding, it may be necessary for us to sell all or a portion of our assets, enter into a business combination, or reduce or eliminate operations. These possibilities, to the extent available, may be on terms that result in significant dilution to our members or that result in our members or bondholders losing all of their investment in our Company.

Off-Balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our membership interests and classified as members' equity or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Trend Information

Key trends impacting the Company include Outer Banks real estate market conditions, digital asset market volatility and regulation, and prevailing interest rates affecting borrowing costs.

Inflation and Interest Rates: Interest rates remained elevated during the six months ended June 30, 2026. This affects the Company directly through interest expense on its variable-rate and short-term construction debt, and indirectly through the affordability and financing capacity of potential homebuyers in our target market. Construction material and labor costs affect the profitability of our real estate development projects.

Housing Supply and Real Estate Market Conditions: In our primary market of the Outer Banks, NC, the Company's liquidity remains dependent on sales of completed homes and remaining lots. During the period the Company sold one lot (Lots 22 and 23, Buccaneer Drive) for less than its original cost, and after the period sold a second lot (41159 Lakeside Drive). During 2025 the Company completed construction on three homes (Pony Pasture Drive Lots 4, 8 and 9). The Company reduced its asking prices in response to softer market conditions, and after the period entered into contracts for the sale of two of the three homes: 41697 Pony Pasture Drive (Lot 8) on September 21, 2026 for $485,000, with settlement scheduled on or before October 21, 2026, and 41681 Pony Pasture Drive (Lot 4) on October 9, 2026 for $468,750. On October 19, 2026 the purchasers of Lot 4 terminated their contract during the due diligence period, as the contract permitted, and the Company is relisting that home; see Note 12. The third completed home (Lot 9) is on the same street and is expected to be listed when the Lot 8 sale closes. The Company continues to work with its general contractor, Farrell and Family Construction LLC, to reduce construction costs on future starts, and currently intends not to begin new construction until existing completed homes are sold. We continue to believe that the persistent lack of housing supply on Hatteras Island, particularly for homes priced under $650,000, supports long-term demand for the type of properties we develop.

Debt Maturities: One of the Company's real estate loans ($500,000) passed its stated maturity in August 2026 and remains outstanding with the lender's written consent at its existing 15% rate until September 1, 2027. A second loan ($450,000) had an original maturity in March 2026 and has been extended by the lender in three-month steps, for a fee, to December 3, 2026; the lender has confirmed in writing that no further extension is available after that date. The Company intends to repay the Stone Bay Holdings loan from the proceeds of the sale of Lot 9 and, to the extent necessary, of the Company's other properties, and the Valiant Builder Finance loan from the resale of Lot 4 if that sale closes by December 3, 2026 and otherwise from the Company's other resources, including the proceeds of the Lot 8 sale and the sale of digital assets; see Notes 8 and 12.

Bond Program: The Company's earliest one-year bonds continued to reach the end of their lockup periods during the period, and additional one-year bonds totaling $242,000 will complete their lockup periods during the twelve months ending June 30, 2027; the earliest three-year lockups begin expiring in October 2027. During the six months ended June 30, 2026, the Company redeemed bonds totaling $117,000 at the request of investors whose lockup periods had expired. Effective September 23, 2026 the Company suspended its Regulation A bond offering and does not intend to resume it, so the bond program is no longer a source of new capital. The suspension does not change the terms of the bonds outstanding. The Company monitors upcoming lockup expirations against its liquidity.

Digital Assets: During the period the Company increased its Bitcoin position and continued to stake the majority of its Ether holdings. After the period, between August 31 and September 3, 2026, the Company sold its entire Ether position, including staked Ether, for $176,991 and concentrated its digital asset investment strategy in Bitcoin; the proceeds are held as U.S. dollars at the custodian pending redeployment. Management made this change to concentrate its digital asset holdings in Bitcoin until the portfolio reaches a size at which the Company believes diversification into other digital assets is warranted, and because a single-asset strategy is simpler to manage and simpler to explain to investors. Digital asset prices remained volatile during the period, and the Company recorded an unrealized loss on its holdings for the six months. The Company's digital assets are available to be sold to meet its obligations; see Note 8.

Digital Asset Regulatory Landscape: The regulatory environment for digital assets underwent a significant shift during 2025 and early 2026. In January 2025, the SEC formed a Crypto Task Force and rescinded Staff Accounting Bulletin 121 (replacing it with SAB 122), removing barriers to institutional crypto custody. Throughout 2025, the SEC dismissed enforcement actions against major digital asset platforms and shifted to a framework-based approach. In March 2026, the SEC issued an interpretation, joined by the CFTC, describing five categories of crypto assets and explaining that a crypto asset that is not itself a security may nevertheless be involved in an investment contract. These developments have generally created a more favorable regulatory environment for digital asset businesses; however, the framework continues to evolve, and future changes in securities, commodities, custody, tax, or accounting requirements could affect how the Company acquires, holds, stakes, or disposes of digital assets. The Company continues to monitor regulatory developments and will adjust its practices as needed to remain compliant. In September 2026, a procedural vote to advance comprehensive digital asset market structure legislation (the Digital Asset Market Clarity Act) failed in the U.S. Senate, and the SEC and the CFTC have indicated that they intend to proceed through agency rulemaking. Comprehensive market structure legislation remains unresolved; existing federal statutes, agency interpretations and applicable rules continue to govern.

The Company has a limited operating history to establish internal trends.

Item 2. Other Information.

Non-Reliance on Previously Issued Financial Statements. On September 17, 2026, the Company's independent auditor, Abdi Sheikh-Ali, CPA, PLLC, advised the Company that the audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024, and the auditor's report on those statements, included in the Company's Annual Report on Form 1-K filed on April 28, 2026, should no longer be relied upon, and the Company's authorized officer so concluded on the same date. The Company reported that determination on Form 1-U filed on September 23, 2026, which it amended on September 29, 2026 and on October 15, 2026. On October 15, 2026 the Company filed an Amended Annual Report on Form 1-K/A containing the restated audited consolidated financial statements for those years and the auditor's reissued report on them. The restatement corrected the attribution and measurement of the noncontrolling interest in KS OBX LLC and certain presentation and disclosure matters, recognized an impairment loss of $36,524 on real estate at December 31, 2025, and accrued interest on the note payable to Mark Robert; it is described in Note 9 to those restated financial statements and summarized in Note 2(m) to the financial statements in this report.

The Company has also concluded that the compiled financial statements for the six months ended June 30, 2025, included in its Semiannual Report on Form 1-SA filed on October 1, 2025, should no longer be relied upon, because the noncontrolling interest and the interest on the note payable to Mark Robert were accounted for in them as in the previously issued audited financial statements, because the cash flows from real estate sales and from borrowings and repayments of notes payable were presented net, and because the Company's digital assets were carried at cost rather than at fair value. On October 20, 2026, concurrently with this report, the Company filed an Amended Semiannual Report on Form 1-SA/A for that period containing the restated financial statements, and the comparative amounts for that period in this report are those restated amounts.

Suspension of the Offering. Effective September 23, 2026 the Company suspended the offering of its bonds under its offering statement on Form 1-A and reported the suspension on Form 1-U filed on that date. Management does not intend to resume the offering; see Note 12.

Item 3. Financial Statements.

ROBERT VENTURES HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2026 AND 2025

The accompanying unaudited consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America for interim financial information. They have not been audited or reviewed by the Company’s independent auditor. The December 31, 2025 balance sheet has been derived from the Company’s audited consolidated financial statements as restated in its Amended Annual Report on Form 1-K/A filed on October 15, 2026, and the amounts for the six months ended June 30, 2025 have been restated on the same basis; see Note 2(m).

Robert Ventures Holdings LLC

Consolidated Balance Sheets

As of June 30, 2026 (Unaudited) and December 31, 2025 (Audited, As Restated)

	June 30, 2026 (unaudited)	December 31, 2025 (audited, as restated)
ASSETS
Cash and cash equivalents	$12,701	$27,795
Cash held at digital asset custodian	50,000	-
Other assets	428	428
Deferred costs - net of amortization	-	-
Digital assets, at fair market value	572,069	688,933
Real estate investments	2,279,596	2,323,428
Total assets	$2,914,794	$3,040,584
LIABILITIES
Accounts payable	$5,254	$4,389
Due to related parties	552,380	444,614
Bonds payable	1,516,600	1,189,994
Notes payable	1,433,560	1,532,757
Total liabilities	$3,507,794	$3,171,754
MEMBERS’ INTEREST
Members’ interest attributable to Parent	$1,037,477	$926,366
Retained earnings (deficit) attributable to Parent	(1,480,034)	(946,718)
Total members’ interest attributable to Parent	$(442,557)	$(20,352)
Members’ interest attributable to Noncontrolling Interest (NCI)	$(76,764)	$(76,764)
Retained earnings (deficit) attributable to Noncontrolling Interest (NCI)	(73,679)	(34,054)
Total members’ interest attributable to Noncontrolling Interest (NCI)	$(150,443)	$(110,818)
Total Members’ Interest	$(593,000)	$(131,170)
Total liabilities and Members’ Interest	$2,914,794	$3,040,584

See accompanying notes to the unaudited consolidated financial statements.

Robert Ventures Holdings LLC

Consolidated Statements of Income

For the six months ended June 30, 2026 and 2025 (Unaudited; 2025 As Restated)

	Six months ended June 30, 2026	Six months ended June 30, 2025 (as restated)
REVENUE
Net realized gains (losses) on sale of other investments	$-	$159,355
Net unrealized gain (loss) on digital assets	(275,593)	66,488
Total revenue	$(275,593)	$225,843
OPERATING EXPENSES
Advertising and promotion	$80,232	$110,369
Bank service charges	1,188	648
Contract labor	39,082	42,677
Dues and subscriptions	18,403	9,228
Legal and professional fees	17,550	9,195
Property taxes	(191)	-
Storage fees (digital assets)	7,194	6,692
Web services	-	99
Total operating expenses	$163,458	$178,908
Operating income (loss)	$(439,051)	$46,935
OTHER INCOME
Staking income, rebates and other income	$1,729	$4,620
Total other income	$1,729	$4,620
OTHER (EXPENSE)
Amortization expense	$-	$(17,600)
Interest expense	(135,619)	(90,519)
Total other (expense)	$(135,619)	$(108,119)
Net income (loss)	$(572,941)	$(56,564)
Net income (loss) attributable to Parent	$(533,316)	$(83,302)
Net income (loss) attributable to Noncontrolling Interest (NCI)	$(39,625)	$26,738

See accompanying notes to the unaudited consolidated financial statements.

Robert Ventures Holdings LLC

Consolidated Statements of Changes in Members’ Interest

For the six months ended June 30, 2026 and 2025 (Unaudited; 2025 As Restated)

For the six months ended June 30, 2026

	Parent	Retained Earnings (Parent)	Total Attributable to Parent	NCI Members’ Interest	Retained Earnings (NCI)	Total Attributable to NCI	Total
Members’ Interest at December 31, 2025, as restated	$926,366	$(946,718)	$(20,352)	$(76,764)	$(34,054)	$(110,818)	$(131,170)
Member contributions	131,111	-	131,111	-	-	-	131,111
Return of member contributions	(20,000)	-	(20,000)	-	-	-	(20,000)
Net income (loss)	-	(533,316)	(533,316)	-	(39,625)	(39,625)	(572,941)
Members’ Interest at June 30, 2026	$1,037,477	$(1,480,034)	$(442,557)	$(76,764)	$(73,679)	$(150,443)	$(593,000)

For the six months ended June 30, 2025 (as restated)

	Parent	Retained Earnings (Parent)	Total Attributable to Parent	NCI Members’ Interest	Retained Earnings (NCI)	Total Attributable to NCI	Total
Members’ Interest at December 31, 2024, as restated	$805,153	$(458,866)	$346,287	$(76,764)	$(22,497)	$(99,261)	$247,026
Net income (loss)	-	(83,302)	(83,302)	-	26,738	26,738	(56,564)
Members’ Interest at June 30, 2025	$805,153	$(542,168)	$262,985	$(76,764)	$4,241	$(72,523)	$190,462

See accompanying notes to the unaudited consolidated financial statements.

Robert Ventures Holdings LLC

Consolidated Statements of Cash Flows

For the six months ended June 30, 2026 and 2025 (Unaudited; 2025 As Restated)

	Six months ended June 30, 2026	Six months ended June 30, 2025 (as restated)
Cash flows from operating activities
Net income (loss)	$(572,941)	$(56,564)
Adjustments to reconcile net loss to net cash used by operating activities:
Amortization expense	-	17,600
Net unrealized loss (gain) on digital assets	275,593	(66,488)
Net realized loss (gain) on sale of real estate investments	-	(159,355)
Staking income and other income received in digital assets	(1,729)	(619)
Decrease (increase) in other assets and deferred costs	-	320
Increase (decrease) in accounts payable	865	(3,655)
Increase (decrease) in accrued interest on related party note	4,847	4,847
Increase (decrease) in due to related parties	107,766	71,167
Increase (decrease) in accrued interest on simple interest bonds	-	378
Net cash provided (used) by operating activities	$(185,599)	$(192,369)
Cash flows from investing activities
Proceeds from sale of real estate investments, net of selling costs	$71,507	$1,537,390
Additions to real estate investments	(27,675)	(486,784)
Additions to digital assets	(157,000)	(610,953)
Cash placed with digital asset custodian	(50,000)	-
Net cash provided (used) by investing activities	$(163,168)	$439,653
Cash flows from financing activities
Member contributions	$131,111	$-
Return of member contributions	(20,000)	-
Proceeds from issuance of bonds	402,100	622,000
Bond interest reinvested in bonds payable (see Note 6)	41,506	11,405
Redemption of bonds	(117,000)	-
Proceeds from notes payable	4,000	408,000
Repayment of notes payable	(108,044)	(1,360,420)
Net cash provided (used) by financing activities	$333,673	$(319,015)
Net increase (decrease) in cash	$(15,094)	$(71,731)
Cash at beginning of period	27,795	185,622
Cash at end of period	$12,701	$113,891
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$89,266	$73,889

See accompanying notes to the unaudited consolidated financial statements.

Robert Ventures Holdings LLC

Notes to Consolidated Financial Statements (Unaudited) - June 30, 2026

1. Nature of Operations

Robert Ventures Holdings LLC (the “Company”) was established in May 2022 in the state of Delaware. Dedicated to strategic investments in digital assets and real estate, the Company sought to raise capital through the sale of bonds under Regulation A. The Company holds a 70% interest in KS OBX LLC, which acquires land in the Outer Banks region of North Carolina for the development of entry-level single-family homes, and a 100% interest in RV Digital LLC, which holds digital assets in custody with BitGo. The Company is managed by Robert Ventures LLC (the “Manager”).

2. Significant Accounting Policies

a. Basis of Presentation. The accompanying unaudited consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. They include the accounts of the Company and its subsidiaries, KS OBX LLC and RV Digital LLC; all intercompany balances and transactions have been eliminated in consolidation. In the opinion of management, all adjustments (consisting of normal recurring adjustments, except for the restatement adjustments described in Note 2(m)) necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been included. The results for the six months ended June 30, 2026 are not necessarily indicative of the results to be expected for the full year. The December 31, 2025 balance sheet has been derived from the Company’s audited consolidated financial statements as restated in its Amended Annual Report on Form 1-K/A filed on October 15, 2026, and these interim financial statements should be read together with those restated financial statements and the notes to them. The amounts presented for the six months ended June 30, 2025 have been restated on the same basis; see Note 2(m).

b. Cash and Cash Equivalents. Cash and cash equivalents include cash in bank accounts and highly liquid debt instruments purchased with an original maturity of three months or less. U.S. dollars held in the Company’s account at its digital asset custodian are presented separately as cash held at digital asset custodian; at June 30, 2026 the $50,000 so held was pending settlement of digital asset trades and was not available for withdrawal on that date.

c. Startup Costs. In accordance with GAAP, the Company classifies its startup costs into two categories: (a) organization costs and (b) deferred offering costs. Organization costs are expensed as incurred and deferred offering costs, which consist of certain costs incurred in connection with investment offerings, are capitalized and amortized over a 12-month period. The Company’s deferred offering costs were fully amortized as of December 31, 2025. The Company incurred no deferred offering costs and recognized no amortization expense for the six months ended June 30, 2026, compared to $17,600 of amortization expense for the six months ended June 30, 2025.

d. Concentration of Credit Risk. The Company maintains cash with a U.S. based financial institution. The Federal Deposit Insurance Corporation (FDIC) insures the total deposits at this institution up to $250,000 per depositor. U.S. dollars held at the digital asset custodian are not FDIC insured.

e. Real Estate Investments. Real estate investments consist of land and homes held for sale and are recorded at cost, including land, construction and capitalized carrying costs, and are not depreciated. The Company reviews its real estate investments for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. Indicators considered include a listing price or an accepted offer below the carrying amount, a sustained decline in prices realized on comparable properties, and a change in the Company’s intention or ability to hold the property. Where an indicator is present, the Company compares the carrying amount of the property with its estimated fair value less the costs expected to be incurred to sell it, and recognizes an impairment loss for any excess. Impairment losses are presented within operating expenses and are not reversed if the estimated fair value subsequently increases. Gains and losses on sale are recognized when the sale closes and are presented as net realized gains (losses) on sale of other investments.

f. Digital Assets. In accordance with ASU 2023-08, the Company measures its digital assets at fair value, with changes in fair value recognized in earnings in the period in which they occur. Fair value is determined from quoted prices on active digital asset exchanges (Level 1) as reported by the Company’s custodian at the reporting date. An immaterial holding of ETH Gas Station tokens ($392) for which no active market quote is obtained is carried at cost. Staking rewards are recognized as other income when received, measured at fair value on the date of receipt.

g. Other Assets. Other assets consist of a utility deposit. As of June 30, 2026 and December 31, 2025, other assets totaled $428.

h. Income Taxes. The Company is an LLC that is treated as a partnership for federal and state income tax purposes. Consequently, all earnings are passed through to the members and any resulting federal and/or state income taxes are assessed and paid by the members on their individual tax returns. Accordingly, the Company made no provision for income taxes in the accompanying financial statements. The Company addresses uncertain tax positions in accordance with ASC Topic 740, Income Taxes, which provides guidance on the recognition, measurement, presentation, and disclosure of uncertain tax positions in the financial statements. Management has not identified the existence of any uncertain tax positions.

i. Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management’s estimates. Actual results could vary from these estimates.

j. Related Party Transactions. The Company’s Manager, Robert Ventures LLC, incurs substantially all of the Company’s operating costs, including advertising, contract labor, software and professional fees, and charges them to the Company. Amounts owed to the Manager and other related parties are presented as Due to Related Parties and totaled $552,380 and $444,614 as of June 30, 2026 and December 31, 2025, respectively. The Due to Related Parties liability does not have stated repayment terms and is non-interest bearing; see Note 12 regarding the Manager’s written deferral of repayment. Additionally, KS OBX LLC owes $195,487 of principal, together with accrued interest of $43,971 and $39,124 as of June 30, 2026 and December 31, 2025, to Mark Robert, the brother of the Manager’s manager and the sole member of Elk Renovations LLC, the holder of the noncontrolling interest; see Note 9. During the six months ended June 30, 2026, the members of the Company contributed $131,111 of additional capital, of which $20,000 was returned to a member within the period; the net contributions of $111,111 were made approximately in proportion to the members’ membership interests and are attributed entirely to the members’ interest attributable to the Company.

k. Advertising Costs. The Company expenses advertising costs as they are incurred. The Company incurred $80,232 and $110,369 of advertising expenses for the six months ended June 30, 2026 and 2025, respectively.

l. Members’ Capital Structure. The Company is organized as a limited liability company that is owned by members. The Company has pursued offerings pursuant to Regulation A (“Reg A”) under the Securities Act, selling bonds directly to investors and not through registered broker-dealers who are paid commission. The maximum amount that can be raised through a Reg A (Tier 2) offering is $75,000,000 in a 12-month period. See Note 12 regarding the suspension of the offering.

m. Noncontrolling Interest and Restatement of Comparative Amounts. The Company consolidates KS OBX LLC, in which it holds a 70% membership interest. The remaining 30% is held by Elk Renovations LLC, an entity owned by Mark Robert, the brother of the Manager’s manager. The noncontrolling interest represents the portion of the equity of KS OBX LLC that is not attributable, directly or indirectly, to the Company.

Attribution. In accordance with ASC 810-10-45-20, the net income or loss attributable to the noncontrolling interest is the noncontrolling member’s share of the results of KS OBX LLC, and not a share of consolidated net income or loss. In accordance with ASC 810-10-45-21, losses are attributed to the noncontrolling interest even when that attribution results in a deficit balance. Contributions made to the Company by its own members are attributed entirely to the members’ interest attributable to the Company. Under Section 3.5 of the Amended and Restated Operating Agreement of KS OBX LLC, executed on September 11, 2025, the Company is entitled to a tiered return on its capital contributions to KS OBX LLC, accruing at 5% per annum on the first $651,623 and at 15% per annum above that amount, which is allocated to the Company before the residual result of KS OBX LLC is shared between the members in proportion to their interests. The return is payable in cash only after third-party creditors and the return of member principal, no amount of it has been paid, and it is eliminated in consolidation, so it affects no consolidated total; it affects only the attribution between the Company and the noncontrolling interest. The Company’s capital contributions to KS OBX LLC were $1,252,720 at June 30, 2026 and $1,129,720 at December 31, 2025.

For the six months ended June 30, 2026, KS OBX LLC recorded a net loss of $75,785 and the tiered return accruing in the period was $56,297. The net loss attributable to the noncontrolling interest is $39,625, being 30% of the residual loss of $132,082, and the share of the result of KS OBX LLC attributable to the Company is a loss of $36,160, being 70% of that residual loss, $92,457, less the tiered return of $56,297. For the six months ended June 30, 2025, KS OBX LLC recorded net income of $89,128; no tiered return had accrued, the agreement providing for it having been executed on September 11, 2025, and the amount attributable to the noncontrolling interest is net income of $26,738, being 30% of that result. The results of KS OBX LLC are after interest of $4,847 in each period on the note payable to Mark Robert described in Note 9. The carrying amount of the noncontrolling interest is a deficit. Distributions of $79,664 made to the noncontrolling member against a contribution of $2,900 in periods before January 1, 2024 are reflected within members’ interest attributable to the noncontrolling interest. Under Section 3.7 of the operating agreement, Elk Renovations LLC and Mark Robert are jointly and severally obliged to pay cash to KS OBX LLC at final liquidation or at a Portfolio Completion Measurement Date if the amounts outstanding to the Company exceed 70% of the amounts outstanding to both members, under the formula stated in that section; Mark Robert’s obligation is supported by a limited payment guaranty. The Manager has not designated a Portfolio Completion Measurement Date and no amount was due under Section 3.7 at June 30, 2026 or December 31, 2025. See Note 12 regarding the Members’ Confirmation and First Amendment to the operating agreement of KS OBX LLC executed on September 22, 2026, which is a subsequent event not reflected in these financial statements.

Restatement of comparative amounts. The Company’s audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024 were restated in its Amended Annual Report on Form 1-K/A filed on October 15, 2026, as described in Item 2. The restatement (a) attributed the results of KS OBX LLC between the Company and the noncontrolling interest as described above, in place of attributing 30% of consolidated net loss and of consolidated member contributions to the noncontrolling interest, and reflected the distributions to and contribution from the noncontrolling member in its carrying amount; (b) recognized an impairment loss of $36,524 on Lots 22 and 23, Buccaneer Drive at December 31, 2025, measured by reference to the net proceeds of their sale in May 2026; (c) accrued interest at 5% per annum on the note payable to Mark Robert, which had not previously been recorded, within notes payable; and (d) presented the proceeds of real estate sales in full within investing activities and corrected certain other presentation and disclosure matters. In addition, for the six months ended June 30, 2025, the Company’s digital assets have been remeasured at fair value, as its accounting policy under ASU 2023-08 requires, in place of cost, and the cash flows from the sale of real estate and from borrowings and repayments of notes payable, including the repayment of the loans secured by the properties sold, have been presented gross, with interest reinvested in compound interest bonds presented as paid and reinvested and the changes in operating assets and liabilities computed from the balances at December 31, 2024. The December 31, 2025 balance sheet in this report is the restated balance sheet. The amounts for the six months ended June 30, 2025, which were included in the Company’s Semiannual Report on Form 1-SA filed on October 1, 2025 and which the Company has concluded should no longer be relied upon, have been restated on the same basis. The effects on the comparative amounts, with the amounts previously reported shown in parentheses, are as follows. At December 31, 2025: real estate investments and total assets reduced by $36,524 to $2,323,428 ($2,359,952) and $3,040,584 ($3,077,108); notes payable and total liabilities increased by $39,124 to $1,532,757 ($1,493,633) and $3,171,754 ($3,132,630); total members’ interest $(131,170) ($(55,522)), of which attributable to the Company $(20,352) ($(38,897)) and to the noncontrolling interest $(110,818) ($(16,625)). For the six months ended June 30, 2025: net unrealized gain on digital assets $66,488 ($0); interest expense $90,519 ($85,672); net loss $56,564 ($118,205); net loss attributable to the Company $83,302 ($82,744); net income attributable to the noncontrolling interest $26,738 (net loss of $35,461). Total members’ interest at December 31, 2024 $247,026 ($276,376), of which attributable to the Company $346,287 ($193,430) and to the noncontrolling interest $(99,261) ($82,946); at June 30, 2025 $190,462 ($158,171), of which attributable to the Company $262,985 ($110,686) and to the noncontrolling interest $(72,523) ($47,485); digital assets at June 30, 2025 $678,060 ($611,572). In the statement of cash flows for the six months ended June 30, 2025, the $159,355 gain on sales of real estate has been removed from operating activities, the proceeds of sale and the borrowings and repayments of notes payable are presented gross, interest of $11,405 reinvested in compound interest bonds is presented as paid and reinvested, the changes in operating assets and liabilities are computed from the balances at December 31, 2024, the increase in the amount due to the Manager is presented within operating activities, and the accrued interest of $4,847 and the unrealized gain on digital assets are non-cash adjustments: net cash used by operating activities is $(192,369) ($(97,425)), net cash provided by investing activities is $439,653 (net cash used of $(411,576)) and net cash used by financing activities is $(319,015) (net cash provided of $437,270). The net change in cash is unchanged. The restated amounts are those presented in the Company’s Amended Semiannual Report on Form 1-SA/A for the six months ended June 30, 2025.

n. Revenue Recognition. The Company’s real estate is held as an investment, and sales of real estate are not presented as revenue from contracts with customers. Gains and losses on the sale of real estate are recognized when control of the property transfers to the buyer at closing and are presented as net realized gains (losses) on sale of other investments.

o. Subsequent Events. Management has evaluated subsequent events through October 20, 2026, the date these financial statements were available to be issued, in accordance with ASC 855, Subsequent Events. See Note 12.

3. Investments

Investments as of June 30, 2026 and December 31, 2025 consisted of the following:

	June 30, 2026	December 31, 2025
Real estate investments	$2,279,596	$2,323,428
Digital assets	572,069	688,933
	$2,851,665	$3,012,361

Real estate investments at June 30, 2026 consisted of 23 lots in Avon, North Carolina (Hatteras Island), including three completed homes on Pony Pasture Drive (Lots 4, 8 and 9), of which Lot 4 was listed for sale, and 20 unimproved lots, four of which were listed for sale. During the six months ended June 30, 2026 the Company sold Lots 22 and 23, Buccaneer Drive, for $78,000, realizing net proceeds of $71,507 after closing costs of $6,493. The excess of the carrying amount of those lots over the net proceeds, $36,524, was recognized as an impairment loss at December 31, 2025 in the restated financial statements for that year, and no gain or loss arose on the sale in 2026. No lots were acquired during the period. See Note 12 regarding the sale of one lot and the contracts for the sale of two completed homes after June 30, 2026.

4. Fair Value Measurements

The Company measures certain financial assets at fair value in accordance with ASC 820, Fair Value Measurement, which establishes a framework for measuring fair value and a hierarchy that prioritizes the inputs used in valuation techniques. Level 1 inputs are quoted prices in active markets for identical assets; Level 2 inputs are other observable inputs; Level 3 inputs are unobservable.

As of June 30, 2026, the Company’s investments measured at fair value on a recurring basis consist of digital assets, classified within Level 1 of the fair value hierarchy because their fair values are based on quoted prices in active digital asset markets as reported by the Company’s custodian. Real estate investments are recorded at historical cost and are not measured at fair value on a recurring basis.

June 30, 2026	Level 1	Level 2	Level 3	Total
Digital assets at fair value	$571,677	$-	$-	$571,677
Digital assets carried at cost (ETH Gas Station token)				392
Total digital assets				$572,069

Investment returns for the six months ended June 30, 2026 and 2025 consisted of the following:

	2026	2025
Net realized gains (losses)	$-	$159,355
Net unrealized gains (losses)	(275,593)	66,488
	$(275,593)	$225,843

Digital Assets. The Company’s digital assets are held in custody with BitGo. As of June 30, 2026 the Company’s holdings were as follows:

Digital asset	Units	Fair value	Cost basis
Bitcoin (BTC)	7.78982591	$456,103	$709,119
Ether (ETH)	73.64608450	115,574	154,030
Other (ETH Gas Station token, at cost)		392	392
		$572,069	$863,541

Of the Ether held at June 30, 2026, 64.0188 ETH was staked with network validators through the custodian and was not available for withdrawal on demand. Activity in digital assets during the six months ended June 30, 2026 was as follows:

Amount
Balance, December 31, 2025	$688,933
Purchases of digital assets (2.3931 BTC)	157,000
Staking rewards received	1,729
Sales of digital assets	-
Net unrealized gains (losses)	(275,593)
Balance, June 30, 2026	$572,069

Bitcoin was valued at $58,551.08 and Ether at $1,569.32 per unit at June 30, 2026, based on the custodian’s quarter-end statement. See Note 12 regarding the sale of the Company’s Ether position after June 30, 2026.

5. Notes Payable

Notes payable consist of real estate loans of KS OBX LLC and the related party note described in Note 9. The terms and outstanding balances at June 30, 2026 and December 31, 2025 are as follows:

Creditor	Issue date	Maturity	Interest rate	Payments	June 30, 2026	Dec. 31, 2025
TowneBank	March 12, 2021 (renewed April 29, 2024)	April 29, 2029	WSJ Prime, 4% floor (6.75% at June 30, 2026)	$2,471 per month, principal and interest	$194,102	$202,146
Valiant Builder Finance LLC	June 3, 2025	March 3, 2026; extended in three-month steps to December 3, 2026 (see Note 12)	WSJ Prime + 1.5%, 8.5% floor	Monthly interest only	450,000	446,000
Stone Bay Holdings II, LLC	August 9, 2024	August 9, 2026; outstanding past maturity with the lender’s written consent until September 1, 2027 (see Note 12)	15%	$6,250 per month, interest only	500,000	500,000
Patricia Midgett	May 4, 2023 (modified July 31, 2025)	July 1, 2027	6%	Monthly interest only	50,000	50,000
Patricia Midgett	October 6, 2023	Repaid	7%	Monthly interest only	-	100,000
Mark Robert (related party)	October 21, 2020	October 20, 2030	5%	None; accrued interest and principal due at maturity	195,487	195,487
Total principal					$1,389,589	$1,493,633
Accrued interest on the Mark Robert note (see Note 9)					43,971	39,124
Notes payable					$1,433,560	$1,532,757

The TowneBank terms presented above reflect the April 29, 2024 renewal. The TowneBank, Valiant, Stone Bay and Midgett loans are secured by deeds of trust on the Company’s real estate. The TowneBank loan is guaranteed by Joseph Robert, Mark Robert and Elk Renovations LLC. The Valiant Builder Finance loan is guaranteed by an Unconditional Guaranty dated June 3, 2025, executed individually by Joseph Robert and by Mark Robert, and the Stone Bay Holdings lender holds personal guaranties given by Joseph Robert and by Mark Robert in addition to its lien on the property. Each of these guarantors is a related party. No claim has been asserted under any of these guaranties. During the six months ended June 30, 2026 the Company repaid $100,000 of the Midgett notes and $8,044 of TowneBank principal, and drew an additional $4,000 under the Valiant facility, which is now fully drawn.

The Stone Bay Holdings note provides that, in the event of the death of Joseph Robert, the proceeds of a life insurance policy assigned to the lender satisfy the note in full.

Principal payments on the notes are due as follows, based on stated terms at June 30, 2026 (including the $450,000 Valiant Builder Finance note and the $500,000 Stone Bay Holdings note, both described in Note 12) and scheduled TowneBank amortization of approximately $16,100 per year. The amounts shown are principal only and exclude the accrued interest on the note payable to Mark Robert, which is payable with the principal at the maturity of that note.

Twelve months ending June 30,	Amount
2027	$966,100
2028	66,100
2029	161,902
2030	-
2031	195,487
$1,389,589

6. Bonds Payable

The Company's offering statement was qualified on September 27, 2024, and in October 2024 the Company began selling bonds directly to the public. These bond offerings are exempt from registration under the Securities Act of 1933 pursuant to Section 3(b)(2) and Regulation A, including any related post-qualification amendments filed with the U.S. Securities and Exchange Commission (“SEC”). Bonds issued under the Company’s current offering statement have a stated maturity of ten years from the date of issuance; bonds issued under the prior offering statement have no stated maturity date. All bonds are subject to a lockup period of one year or three years during which investors are not permitted to redeem their investment. Following the expiration of the lockup period, investors may request redemption subject to the terms of the applicable offering circular and the Company’s liquidity provisions. See Note 12 regarding the suspension of the offering effective September 23, 2026.

The Company issues bonds in two formats. Simple interest bonds accrue interest at annual rates of 8.00% (one-year lockup) or 10.00% (three-year lockup), with interest paid monthly and principal payable upon redemption or at maturity. Compound interest bonds accrue interest at the same annual rates, compounded monthly, with both principal and accrued interest payable at redemption or maturity.

At June 30, 2026, 137 bonds were outstanding with aggregate principal of $1,428,610, of which $1,114,110 bears interest at 10.00% (three-year lockup) and $314,500 bears interest at 8.00% (one-year lockup). During the six months ended June 30, 2026 the Company issued bonds with aggregate principal of $402,100 and redeemed bonds with aggregate principal of $117,000 following the expiration of their lockup periods. Bonds payable, including accrued interest, consisted of the following:

	June 30, 2026	December 31, 2025
Bond principal	$1,428,610	$1,143,510
Accrued interest on compound interest bonds	84,623	43,121
Accrued interest on simple interest bonds	3,367	3,363
Less: unamortized debt issuance costs	-	-
Bonds payable	$1,516,600	$1,189,994

Liquidity and Redemption Risk. Although the bonds have contractual maturities of ten years from issuance (or no stated maturity for bonds issued under the prior offering statement), investors may request redemption following the expiration of the applicable lockup period. Redemption requests are subject to the terms of the offering and the Company’s available liquidity. As a result, the timing of actual cash outflows related to bond principal may differ from the contractual maturity schedule. At June 30, 2026, bonds with aggregate principal of $72,500 had completed their lockup period, and the lockup periods of the remaining bonds expire as follows: $242,000 in the twelve months ending June 30, 2027; $604,500 in the twelve months ending June 30, 2028; and $509,610 in the twelve months ending June 30, 2029. Management monitors expected redemption activity and maintains liquidity through home sales, operating cash flows and other financing sources in order to meet potential redemption requests as they arise.

7. Risks and Uncertainties

The management of the Company seeks investment opportunities that offer the possibility of attaining substantial capital appreciation from its business. Certain events particular to the industries in which the Company invests, as well as general economic and political conditions, may have a significant negative impact on the Company’s operations and profitability. The digital asset market is subject to significant volatility and regulatory uncertainty, and the value of the Company’s digital assets may fluctuate significantly after the reporting date. Additionally, the Company is subject to changing regulatory and tax environments. Such events are beyond the Company’s control, and the likelihood that they may occur cannot be predicted.

8. Going Concern

The accompanying consolidated financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $572,941 and $56,564 for the six months ended June 30, 2026 and 2025, and at June 30, 2026 had a total members’ deficit of $593,000, cash of $12,701 and $50,000 of U.S. dollars at its digital asset custodian. Principal of $950,000 under notes payable was due within twelve months of June 30, 2026, comprising $450,000 that originally matured on March 3, 2026 and has been extended in three-month steps, on payment of quarterly fees, to December 3, 2026, the lender having confirmed in writing that no further extension is available after that date, and $500,000 that matured on August 9, 2026 and remains outstanding, the lender having confirmed in writing that it may do so at the rate of 15% per annum until September 1, 2027. Bonds payable of $1,428,610 in principal are redeemable at the holder’s request following lockup periods of one or three years. The Regulation A offering, which had been the Company’s principal source of new funds, was suspended effective September 23, 2026 and management does not intend to resume it. Three bonds with an aggregate principal amount of $55,000, confirmed after the Company’s non-reliance conclusion, were redeemed by the Company on October 13, 2026, as described in Note 12. These conditions and events, considered in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the date these consolidated financial statements are available to be issued.

Management’s plans to address these conditions are as follows:

•  Completion of the sale of the Company's completed homes in Avon, North Carolina. 41697 Pony Pasture Drive (Lot 8) was placed under contract on September 21, 2026 for $485,000 in cash, with settlement scheduled on or before October 21, 2026. 41681 Pony Pasture Drive (Lot 4) was placed under contract on October 9, 2026 for $468,750 in cash, but on October 19, 2026 the purchasers terminated that contract during the due diligence period and the Company is relisting the home. The third completed home (Lot 9) is expected to be listed when the Lot 8 sale closes. See Note 12.

•  Repayment of the $450,000 loan from Valiant Builder Finance at its December 3, 2026 maturity from the proceeds of the resale of 41681 Pony Pasture Drive, which secures that loan, if that sale closes in time, and otherwise from the proceeds of the Lot 8 sale retained by the Company and from the sale of digital assets, in time to settle and discharge the loan by its maturity. Management also intends to ask the lender for a further extension, although the lender has stated that none is available.

•  Repayment of the $500,000 Stone Bay Holdings loan from the proceeds of the sale of the third completed home (Lot 9) and, to the extent necessary, of the Company's other properties, the lender having confirmed in writing that the loan may remain outstanding at its existing rate until September 1, 2027.

•  Deferral by Robert Ventures LLC, the Company's Manager, of repayment of the balance due to it until October 31, 2027, confirmed in writing. See Note 12.

•  Retention of the Company's liquid assets, consisting of cash and digital assets, which are available to meet operating costs and debt service.

Management intends to carry out these plans and believes they may well succeed. Their outcome depends on matters outside management's control, including the completion of the Lot 8 sale, the resale of Lot 4, the sale of Lot 9, and the price of digital assets when they are sold. Management has concluded that these plans, considered in the aggregate, do not alleviate the substantial doubt described above. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities, that might result from the outcome of this uncertainty.

9. Related Party Loan

KS OBX LLC owes $195,487 of principal to Mark Robert under a note dated October 21, 2020 that bears interest at 5% per annum and matures on October 20, 2030, with accrued interest and principal due at maturity. The original principal was $434,627, which was reduced by repayments made in 2021. The note provides that interest is calculated and paid at maturity; its prepayment and default provisions each refer to accrued but unpaid interest, and interest to December 31, 2021 was paid in cash in that year. Interest has accordingly been accrued over the term. No payments of principal or interest were made during the six months ended June 30, 2026 or the year ended December 31, 2025. Interest of $4,847 was accrued in each of the six-month periods ended June 30, 2026 and 2025, and accrued interest of $43,971 and $39,124 at June 30, 2026 and December 31, 2025 is included in notes payable; see Note 5. Mark

Robert is the brother of the Manager’s manager and the sole member of Elk Renovations LLC, the holder of the noncontrolling interest in KS OBX LLC; see Note 2(m).

10. Concentration of Credit Risk

The Company places its cash, which may at times be in excess of FDIC insurance limits, with high quality financial institutions. As of June 30, 2026, the Company had no bank balances in excess of federally insured limits. Substantially all of the Company’s digital assets, and $50,000 of U.S. dollars, are held with a single custodian, BitGo, and are not insured by the FDIC.

11. Contingent Liabilities

As of June 30, 2026, the Company had no material contingent liabilities. The Company's audited financial statements for the year ended December 31, 2024, which have been restated as described in Note 2(m), were on file and available to investors throughout 2026, and those for the year ended December 31, 2025 were on file from April 28, 2026, while bonds were being sold. As of the date these financial statements were available to be issued, no investor had asserted or threatened any claim or demand against the Company arising from the restatement, the non-reliance determination or the regulatory matter described in Note 12, and the Company was not aware of any investor having indicated an intention to assert such a claim. Purchasers who invested while the offering materials contained materially misstated financial statements could potentially assert rescission or similar claims, and whether any such claim would succeed would depend on the circumstances of the particular sale. Management does not consider the assertion of a claim to be probable. If a claim were asserted, the Company is unable to make a reasonable estimate of any resulting loss or range of loss. Accordingly no liability has been recorded in these financial statements.

12. Subsequent Events

Management has evaluated subsequent events through October 20, 2026, the date the financial statements were available to be issued. The following events occurred after June 30, 2026:

•  On August 7, 2026, the Company sold 41159 Lakeside Drive, an unimproved lot, for $68,000, realizing net proceeds of $61,199 and a loss of $103.

•  On August 9, 2026, the $500,000 Stone Bay Holdings II, LLC note reached its stated maturity. The lender has confirmed in writing that the note may remain outstanding, with interest continuing at 15% per annum, until September 1, 2027, and that it expects repayment from the proceeds of the sale of 41697 Pony Pasture Drive. Following the termination of the Lot 4 contract on October 19, 2026, management intends instead to repay the note from the proceeds of the sale of Lot 9 and, to the extent necessary, of the Company's other properties; the lender has not confirmed that change. See Note 8. The facility has not been amended by a formal instrument.

•  The $450,000 Valiant Builder Finance LLC note, which had an original maturity of March 3, 2026, has been extended by the lender in three-month steps, on payment of a fee of $2,250 (0.5% of the loan amount) for each step, to December 3, 2026. The lender has confirmed in writing that no further extension is available after that date. The facility has not been amended by a formal instrument.

•  On August 10, 2026, KS OBX LLC returned $50,000 of capital to the Company; this transaction is eliminated in consolidation.

•  On August 7, 2026 the $50,000 held at the custodian at June 30, 2026 was applied to the purchase of 0.7683 Bitcoin. Between August 31 and September 3, 2026, the Company sold its entire Ether position, including staked Ether, through its custodian for $176,991. The proceeds are held as U.S. dollars at the custodian pending redeployment into Bitcoin.

•  On September 21, 2026, the Company entered into a contract for the sale of 41697 Pony Pasture Drive (Lot 8), a completed home, for $485,000 in cash, with settlement scheduled on or before October 21, 2026; the purchasers' due diligence period has ended and the contract remains in force. On October 9, 2026, the Company entered into a contract for the sale of 41681 Pony Pasture Drive (Lot 4), a completed home, for $468,750 in cash, with a deposit of $4,500 and a due diligence period ending October 29, 2026. On October 19, 2026 the purchasers terminated that contract during the due diligence period, as the contract permitted, and the Company released the deposit to them. The Company is relisting Lot 4, which secures the Valiant Builder Finance loan. Completion of the Lot 8 sale is not assured. See Note 8.

•  On September 22, 2026, the members of KS OBX LLC executed a Members' Confirmation and First Amendment to its amended and restated operating agreement. It provides that the tiered return on the Company's capital contributions under Section 3.5 accrues from February 27, 2023, the date of the Company's first advance, in place of the 12% charge in an earlier amendment, and it amends the formula in Section 3.7 under which Elk Renovations LLC and Mark Robert are obliged to make a payment to KS OBX LLC at final liquidation or at a Portfolio Completion Measurement Date. No amount had been invoiced, paid or reported in any period under either provision, and no amount is due under Section 3.7, no measurement date having been designated. The instrument was executed after the balance sheet date and creates the obligation rather than evidencing a condition that existed at that date; accordingly it has not been reflected in these financial statements. Had the return of $114,284 accruing before September 11, 2025 under the amendment been taken into account, the deficit attributable to the noncontrolling interest would have been larger by approximately $34,285 and the amount attributable to the Company higher by the same amount, with no effect on total members' interest, total assets, total liabilities or net loss.

•  On September 17, 2026, the Company's auditor advised that the audited financial statements for 2025 and 2024 should no longer be relied upon. The Company reported that determination on Form 1-U on September 23, 2026, amended on September 29 and October 15, 2026, and filed its Amended Annual Report on Form 1-K/A containing the restated audited financial statements on October 15, 2026; see Item 2 and Note 2(m).

•  Effective September 23, 2026, the Company suspended the offering of its bonds under its Regulation A offering statement on Form 1-A. The Company will not solicit or accept subscriptions or sell bonds while the offering is suspended, and management does not intend to resume the offering. The suspension does not amend the terms of bonds already outstanding, including the provisions governing interest, principal and redemption.

•  Between July 1 and September 29, 2026, the Company confirmed 14 additional bonds with aggregate principal of $169,000. Three of those bonds, with aggregate principal of $55,000, had been confirmed after the Company's non-reliance conclusion on September 17, 2026; on October 8, 2026 the Company gave the holders written notice of redemption under the redemption provision of the bonds, and on October 13, 2026 it paid $55,166.63, being principal of $55,000 and accrued interest of $166.63. The Company also redeemed three bonds with aggregate principal of $12,000 at the request of investors whose lockup periods had expired.

•  On September 24, 2026, the Company filed corrected and final sales reports with the Texas State Securities Board, having determined not to renew its notice filing in that state. Bond sales to Texas residents over the life of the offering totaled $126,000 against the $100,000 covered by the notice filing; an over-sale fee of $52 was assessed and paid through the Company's filing agent on October 7, 2026. See Note 11.

•  Robert Ventures LLC, the Company's Manager, has confirmed in writing that it will not require repayment of the amount due to it before October 31, 2027 and that it is able to meet its own obligations through that date without such repayment.

Other than the matters described above, management is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

Item 4. Exhibits

Index to Exhibits

Exhibit No.	Exhibit Description
2.1	Certificate of Organization (1)
2.3	Operating Agreement (5)
3.1	Form of Bond (6)
4.1	Form of Bond Investor Agreement (for cash) (6)
6.1	Technology Platform Agreement (1)
6.2	BitGo Form Agreement (2)
6.3	Construction Management Agreement (2)
6.4	TowneBank Loan Agreement (3)
6.5	Patricia Midgett Loan Agreement (Lakeside/Shoals) (3)
6.6	Steven Lloyd Loan Agreement (Pony Lot 14) (3)
6.7	Stone Bay Holdings II, LLC Loan Agreement (Pony Lot 13) (4)
6.8	TowneBank Loan Modification (7)
6.9	Lakeside Loan Modification (7)
6.10	Valiant Builder Finance LLC Loan Agreement (Lot 4, Pony Pasture) (8)
6.11	Master Software License (8)
6.12	Promissory Note dated October 21, 2020 issued by KS OBX LLC to Mark Robert (9)

(1) Filed with Form 1-A on September 15, 2023, which is incorporated herein by reference.

(2) Filed with Form 1-A on February 7, 2024, which is incorporated herein by reference.

(3) Filed with Form 1-A on April 15, 2024, which is incorporated herein by reference.

(4) Filed with Form 1-A on August 16, 2024, which is incorporated herein by reference.

(5) Filed with Form 1-U on October 15, 2024, which is incorporated herein by reference.

(6) Filed with Form 1-A POS on December 5, 2025, which is incorporated herein by reference.

(7) Filed with Form 1-K/A on October 15, 2026, which is incorporated herein by reference.

(8) Filed with Form 1-K on April 28, 2026, which is incorporated herein by reference.

(9) Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the registrant has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Florida, on October 20, 2026.

Robert Ventures Holdings LLC

By:	/s/ Joseph Robert
Joseph Robert,
Manager of the Manager, Robert Ventures LLC

This Semiannual Report has been signed by the following persons in the capacities and on the dates indicated.

Name	Positions	Date
/s/ Joseph Robert	Manager of the Manager, Robert Ventures LLC	October 20, 2026
Joseph Robert	(principal executive officer and principal financial and accounting officer)